ATLAS-REPUBLIC CORPORATION
                            12373 East Cornell Avenue
                             Aurora, Colorado 80014
                                 (303)-337-3384

                                    ---------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or before March 22, 2002, to holders of record on March 20, 2002, of shares of Common Stock ("Common Stock") of Atlas-Republic Corporation, a Colorado corporation (the "Company") in connection with an anticipated change in all officers and members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become officers and directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission (the "SEC") thereunder.

     On or about March 19, 2002, Stephen M. Siedow, CEO, President, Chief Financial Officer, and sole director of the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with BESTWAY COACH EXPRESS INC., a New York corporation (the "Purchaser"), a company not currently affiliated with the Company or Mr. Siedow pursuant to which the Purchaser has agreed to purchase 7,000,000 shares of the Company's common stock from Stephen M. Siedow, representing control of the Company (the "Control Shares") on terms described below. Colorado law does not require approval of this stock sale by the Company's shareholders, and their approval will not be sought.

     WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     The closing under the Purchase Agreement (the "Closing") will result in a change in control of the Company. As a result, at the Closing under the Purchase Agreement, the current officers and directors of the Company will resign, and persons designated by the Purchaser will be appointed as the new officers and directors of the Company. It is the intention of the selling shareholder to complete Closing under the Purchase Agreement as soon as reasonably possible, but in any event no later than April 30, 2002.

     This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed stock sale, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

                          TERMS OF THE STOCK PURCHASE

     Under the terms of the Purchase Agreement, Stephen M. Siedow (the "selling shareholder") is selling a total of 7,000,000 shares in a private transaction for an aggregate purchase price of $250,000 or $.0357 per share. The Control Shares as of this date amount to approximately 74.9% of the Company's issued and outstanding common stock.

     The sale of the Control Shares will not be registered under the Securities Act of 1933, as amended (the "Act"), but will be made in reliance upon an exemption from the Act's registration requirements. The Company and the selling shareholder believe that the sale of the Control Shares as herein described will be exempt from registration under Section 4(1) of the Act on the basis that it is a transaction by persons other than the issuer, an underwriter or dealer, because:

     (a) The Control Shares have been offered and will be sold only to the Purchaser, and no public offering or distribution has occurred or will occur, and the selling shareholder is selling for his own account and not acting for the Company in any way;

     (b) The Purchaser has affirmatively represented to the selling shareholder that, among other things, it is acquiring the Control Shares for investment with no current intention of reselling or distributing the Control Shares, and that it has sufficient knowledge and experience in business, financial and tax matters to evaluate the risks and merits of purchasing the Control Shares;

     (c) The Purchaser has been or will be given information or access to information about the Company equivalent to what would have been contained in a registration statement filed under the Act; and

     (d) The certificate(s) delivered to the Purchaser evidencing the Control Shares will bear a customary form of investment legend restricting transfer, and a stop transfer order will be placed in the Company's transfer records as to all such shares.

                       INFORMATION CONCERNING THE COMPANY

Business

     Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to its Annual Report on Form 10-KSB for the year ended December 31, 2001, as filed with the Securities and Exchange Commission and available electronically on EDGAR at www.sec.gov.

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


Description of Securities

     The Company's Bylaws provide that the directors are elected for one-year terms, until the next annual meeting of stockholders or until their successors are duly elected and qualified.

     The Company's Common Stock is the only class of voting securities outstanding. The holders of Common Stock are entitled to one vote for each share held. The Company's Certificate of Incorporation provides that the affirmative vote of a majority of the votes cast at a shareholders' meeting is sufficient to effect any corporate action upon which shareholders may or must vote. The Common Stock does not carry cumulative voting rights; thus holders of more than 50% of the Common Stock will have the power to elect all directors if they wish and, as a practical matter, to control the Company. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

     The Company's Bylaws currently provide for a board comprised of one director, who is elected for a one-year term at the annual meeting of stockholders. Immediately after the Closing, the Bylaws will be amended to increase the Board to three directors. The affirmative vote of a simple majority of the outstanding Common Stock is necessary to remove a director. A special meeting of stockholders may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or stockholders owning in the aggregate 10% or more of the Common Stock. Holders of Common Stock are entitled to receive, pro rata, dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

     Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the Company's assets legally available for distribution to its stockholders after payment of liquidation preferences and outstanding redemption rights, if any, on its outstanding preferred stock, and are not subject to further calls or assessments.

                      PRINCIPAL STOCKHOLDERS OF THE COMPANY

     The following tables set forth the beneficial ownership of the Company prior and immediately following the Closing:

Stockholdings Prior to Closing

     The following table sets forth, as of the date of this Information Statement, the stock ownership of each executive officer and director of the Company, all directors and executive officers as a group, and each person known by the Company to be a beneficial owner of more than five percent of its issued and outstanding Common Stock. As of such date, the Company had a total of 9,343,750 shares of Common Stock issued and outstanding. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.

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


Name and Address                    Amount and Nature               Percent
of Beneficial Owner                of Beneficial Owner              of Class
-------------------                -------------------              --------

*Stephen M. Siedow                     8,282,872                     88.6%
12373 E. Cornell Avenue
Aurora, CO  80014

*All directors and executive
officers as a group (one person)       8,282,872                     88.6%


Stockholdings Following the Closing

     The table below sets forth the name and address of every person who, following the Closing, will be a director or executive officer of the Company, such directors and executive officers as a group, and other persons who will, to the Company's knowledge, own of record or beneficially more than five percent of its issued and outstanding Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.

Name and Address                    Amount and Nature               Percent
of Beneficial Owner                of Beneficial Owner              of Class
-------------------                -------------------              --------

Bestway Coach Express Inc.             7,000,000 (1)                 74.9%
2 Mott Street, 7th Floor
New York, New York  10013

Stephen M. Siedow                      1,282,872                     13.6%
12373 E. Cornell Avenue
Aurora, CO  80014

All directors and executive
officers as a group (five persons)     7,000,000 (2)                 74.9%

     (1) Consists of shares purchased from Stephen M. Siedow as described above.

     (2) Consists of the 7,000,000 shares that are being acquired by the Purchaser at the Closing. The officers and directors as a group own 62.14% of the Purchaser's issued and outstanding capital stock either directly or through their affiliates and therefore they will be deemed to be the beneficial owners of the 7,000,000 shares after the Closing.

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


     The Company is not aware of any material proceeding to which any of the designees is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the Designees has:

     (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and holders of 10% or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC. During 2001, none of the above persons failed to comply on a timely basis with Section 16(a). In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Closing, the Designees each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Securities Exchange Act of 1934.

Certain Relationships and Related Transactions

     At December 31, 2001 and 2000, the Company was indebted to its officers, directors and controlling shareholder for services and fees and costs advanced on behalf of the Company in the amount of $50,437 and $30,692, respectively. The Company has no understanding with its officers, directors, and shareholders, pursuant to which such persons are required to contribute capital to the Company, loan money or otherwise provide funds to the Company.

Conflicts of Interest

     Mr. Stephen M. Siedow, CEO, President, Chief Financial Officer and a director of the Company, paid an aggregate of $5,000 cash for his 8,282,872 shares. This consideration is the equivalent of approximately $.0006 per share. Under the terms of the Purchase Agreement, Mr. Siedow is selling a total of 7,000,000 shares for a purchase price of $250,000, or $.0357 per share. As a

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


result, Mr. Siedow is making a substantial profit on the sale of the Control Shares. However, Mr. Siedow has served the Company as an officer and director and has not been compensated for such services. The sale of the Control Shares represents a potential conflict of interest in that the selling shareholder is making a current profit on the sale of his shares, irrespective of how other shareholders of the Company subsequently fare, none of whom have an opportunity to sell their own shares in such transaction nor to approve or consent to such sale.

                            MANAGEMENT OF THE COMPANY

Current Board of Directors and Management

     Stephen M. Siedow currently serves as the sole officer (CEO, President and Chief Financial Officer) and Director of the Company. Mr. Siedow is president and sole shareholder of Stephen M. Siedow, P.C., a professional accounting firm providing auditing, management consulting, tax services and write-up services to corporations, partnerships and individuals since 1982. Mr. Siedow specializes in public and SEC accounting and has experience in industries including mining (gold and coal), oil and gas, construction, and mergers/acquisitions/ liquidations. Prior to that, he was with the audit department of Ernst & Young, Certified Public Accountants in Denver, Colorado, for eight years. Mr. Siedow is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants.

     Upon the Closing, Mr. Siedow will resign as a director, and the Board of Directors of the Company will be comprised of Mr. Wilson Cheng, Ms. Vivian Cheng and Mr. Kelvin Chan the Designees of the purchasers of the Control Shares.

     During the year ended December 31, 2001, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required.

Committees of the Board of Directors

     The Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Closing.

Management and Board of Directors After the Closing

     None of the designees named below is currently an officer or Director of or holds any position with the Company, nor are they known to own any shares of the Company. The following table identifies each of the designees and executive officers of the Company who will take office at the Closing:

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


Name                    Age             Proposed Position(s) With the Company
----                    ---             -------------------------------------

Wilson Cheng            30              CEO, President, Treasurer and Chairman
                                          of the Board of Directors

Vivian Cheng            33              Executive Vice President and Director

Kelvin Chan             34              Chief Operating Officer, General Manager
                                          and Director

Jovi Chen               25              Vice President of Sales and Marketing

Ronald Lui              50              Assistant Treasurer

     Wilson Cheng is the founder of the Purchaser, Bestway Coach Express Inc., a bus service company with 23 busses and one van that provides special destination, charter, tour and other services. He is also its Chairman, Chief Executive Officer, President and Treasurer. He has served in such capacities since the inception of Bestway in August 1997. From 1993 to August 1997, Mr. Cheng was the President of Bestway Tour & Travel Inc., a travel agency located in New York City.

     Vivian Cheng has served as the Executive Vice President and Secretary of the Purchaser, Bestway Coach Express Inc, a bus service company with 23 busses and one van that provides special destination, charter, tour and other services, since its inception in August 1997. From 1993 to August 1997, Ms. Cheng served as the Vice President of Bestway Tour & Travel Inc., a travel agency located in New York City. Prior to that, Ms. Cheng served as Tour Marketing Manager of Chinese American Travel, Inc., from October 1987 through February 1993.

     Kelvin Chan has served as the Chief Operating Officer and General Manager of the Purchaser, Bestway Coach Express Inc., a bus service company with 23 busses and one van that provides special destination, charter, tour and other services, since October 1998. Prior to that, Mr. Chan was responsible for development, marketing and management of all development and sales at D&D Trading Inc. from June 1988 to September 1998.

     Jovi Chen, has served as Vice President of Sales and Marketing of the Purchaser, Bestway Coach Express Inc., a bus service company with 23 busses and one van that provides special destination, charter, tour and other services, since Bestway's inception in August 1997. Prior to joining Bestway he served as Tour Manager of Bestway Tour & Travel Inc. from July 1995 to August 1997.

     Ronald Lui has been the Chief Executive Officer, President and a director of Minghua Group International Holdings Limited, a developer of alternative energy vehicles, since April 2, 2001. For the previous five years, Mr. Lui worked for Fuller International Development Ltd., a real estate development company, as the Southeast Asia Regional Director. Mr. Lui is also the Chairman and controlling stockholder of Loyalty United (US), Inc., a private investment holding company that was formed in October of 2001.

     Wilson Cheng, and Vivian Cheng are siblings.

     None of the above designees has received any compensation from the Company, and there have been no transactions between the Company and any of these designees other than as set forth in this Information Statement.

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


                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Executive Officers

     During the years ended December 31, 2001 and 2000, the Company did not pay any cash or cash equivalent compensation to any executive officer. The Company has no agreement or understanding, express or implied, with any executive officer concerning employment or compensation for services.

Employee Incentive Compensation Plans

     During the years ended December 31, 2001 and 2000, no director or officer of the Company received compensation pursuant to any incentive compensation plan. The Company currently has in place an Employee Stock Compensation Plan and a Compensatory Stock Option Plan. The Company currently has no long-term incentive plans, as that term is defined in the rules and regulations of the Securities and Exchange Commission. Other or replacement plans may be adopted by management after the Closing.

     Employee Stock Compensation Plan

     The Company has adopted the 1998 Employee Stock Compensation Plan for employees, officers, directors and advisors (the "ESC Plan"). The Company has reserved a maximum of 2,500,000 common shares to be issued upon the grant of awards under the ESC Plan. The ESC Plan will be administered by the Board of Directors or a committee of Board. No shares have been awarded under the ESC Plan.

     Compensatory Stock Option Plan

     The Company has adopted the 1998 Compensatory Stock Option Plan for officers, employees, directors and advisors (the "CSO Plan"). The Company has reserved a maximum of 3,500,000 Common Shares to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422 of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. No options have been granted under the CSO Plan.

Compensation of Directors

     The Company has no standard arrangements in place or currently contemplated to compensate the Company's directors for their service as directors or as members of any committee of directors.

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


                             INDEMNIFICATION POLICY

     Pursuant to the General Corporation Law of Colorado, the Company's Certificate of Incorporation excludes personal liability on the part of its officers and directors to the Company for monetary damages based upon any violation of their fiduciary duties as such, except as to liability for any acts or omissions which involve intentional misconduct fraud or a knowing violation of law or for improper payment of dividends. This exclusion of liability does not limit any right which an officer or director may have to be indemnified and does not affect any officer or director's liability under federal or applicable state securities laws. The Company may purchase directors' and officers' insurance.

                         NO STOCKHOLDER ACTION REQUIRED

     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Colorado require approval of the sale of the Control Shares by the Company's stockholders. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

     This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

     Following the Closing, the Company will file a Current Report on Form 8-K with the SEC reflecting the fact that the Closing has occurred and that the Designees have taken office.

                                               The Board of Directors

March 21, 2002
Aurora, Colorado


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